Exhibit 99.3

Extension of Share Purchase Warrants

Monday, March 27, 2023 4:45 PM

TEL AVIV, ISRAEL / ACCESSWIRE / March 27, 2023 / A2Z Smart Technologies Corp. (NASDAQ:AZ)(TSXV:AZ), today announced that, the TSX-V has approved the extension of the expiry dates of a total of 221,100 share purchase warrants (the “Warrants”), by three years to April 22, 2026, and a total of 1,084,562 share purchase warrants (the “Warrants”), by three years to May 6, 2026 (the “Warrant Extension”). The Warrants were issued pursuant to private placements which closed on April 22, 2021, and May 6, 2021. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of US$11.04 per common share, and all other terms of the Warrants, including exercise price, will remain the same.

About A2Z

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is an advanced proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Contact Information:

Hanover International Inc.

Jh@hanoverintlinc.com

(1) 760 564 7400

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts and the risks relating to our business — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com) and with the Securities and Exchange Commission (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere.

SOURCE: A2Z Smart Technologies Corp.